Michael J. Choate

Direct:  (312) 836-4066

Facsimile:  (312) 275-7554

E-mail:  mchoate@shefskylaw.com

026829-00001

June 17, 2005

Ms. Elaine Wolff
Legal Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 0409

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:                             Inland American Real Estate Trust, Inc.
Registration Statement on Form S-11/A-1 Filed April 21, 2005
Registration No. 333-122743

Dear Ms. Wolff:

We are writing on behalf of our client, Inland American Real Estate Trust, Inc. (the “Company”), in response to comments contained in the Staff’s letter dated May 13, 2005.  The headings and paragraph numbers below correspond to the headings and paragraph numbers in your letter.  In addition, for your convenience we have reproduced your comments in this letter and included our responses directly below each comment.

General

1.             We note your response to previous comment 1.  Please expand your disclosure in the prospectus beginning on page 175 (the Distribution Reinvestment Plan discussion) to clarify that those who have received a copy of the prospectus and who participate in the current offering can elect to participate in and purchase shares through the reinvestment plan at any time and would not need to receive a separate prospectus relating solely to the reinvestment plan.  Disclose also the information relating to your Question 6 as described in your response and the information contained in the second paragraph of your response.

RESPONSE:

The disclosure in the “Distribution Reinvestment Plan and Share Repurchase Program – Distribution Reinvestment Plan” section has been expanded to include the requested information.

2.             Clarify in the first paragraph of the cover page that 40,000,000 of the shares being registered are issuable pursuant to the distribution reinvestment plan.

RESPONSE:

The first paragraph of the cover page now states that 40,000,000 shares of the Company’s common stock also are being offered at a price of $9.50 per share to stockholders who elect to participate in the distribution reinvestment plan.

3.             In your response to previous comment 11, revise the sixth bullet point to quantify the maximum borrowing amounts (300% of net assets).

RESPONSE:

The sixth bullet point has been revised to clarify that the Company may borrow up to 300.0% of net assets.

4.             Please note that your response to previous comments 2 and 3 remain under consideration and will be addressed by separate letter.

RESPONSE:

We acknowledge your comment.

5.             Please revise the table of contents so that it reflects the accurate page numbers for each section of the prospectus.

RESPONSE:

The table of contents has been updated accordingly.

6.             Please clarify in the first Q&A and throughout whether the “real estate operating companies” in which you may invest are primarily other REITs or take some other form, describing such form.

RESPONSE:

We have clarified in the first question and answer and throughout the Form S-11 that the Company may invest in REITs or other “real estate operating companies,” such as real estate management companies and real estate development companies.  Also included is a cross-reference to the “Management – Property Acquisition Agreement” section for a more complete definition of “real estate operating company.”  As stated in the “Business and Policies – Investment Strategy” section, the Company does not have, and does not expect to adopt, any policies limiting its acquisitions of REITs or other “real estate operating companies” to those conducting a certain type of real estate business or owning a specific property type or real estate asset.

7.             We note from your response to comment 6 that you may invest in collateralized mortgage-backed securities.  Please revise the summary and throughout, including a risk factor, to discuss such investments and the risks related to such investments.  Please disclose whether there is a limitation on the percentage of your portfolio that may be invested in such assets.  In this connection, please revise the disclosure with respect to your discussion regarding hedging, including the risk factor discussion, to include that you may use derivative financial instruments to hedge these types of investments.  Currently, your disclosure discusses your use of derivatives to hedge exposures to changes in interest rates on loans secured by your assets.  Additionally, please revise the discussion to include the types of derivative instruments that you may use, including, for example, repurchase agreements.

RESPONSE:

We have revised the “Questions and Answers about the Offering” and “Business and Policies” sections of the Form S-11 to describe in more detail the Company’s investments in collateralized mortgage-backed securities and the risks related to such investments.  We also have added risk factor disclosure to this effect in the “Risks Related to Our Business” section.  The “Prospectus Summary” and first paragraph of the “Business and Policies” sections state that the Company does not have, and does not expect to adopt, any policies as to the amount or percentage of assets that will be invested in commercial real estate, entities owning commercial real estate or other real estate assets such as collateralized mortgage-backed securities.  As requested, we have revised the discussion regarding hedging in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Quantitative and Qualitative Disclosures about Market Risk” section, and the corresponding risk factor disclosure, to include that the Company may use derivative financial instruments to hedge interest rate risks associated with these investments.    Also included is a brief description of the types of derivative financial instruments that may be used by the Company in its hedging activities.

8.             We note from your response to comment 11 that you have included a bullet point disclosing that your manager could recommend investments in an attempt to increase fees because the fees paid to it are based upon your investments.  Please revise to clarify that fees are not based on the performance of your investments but rather on a percentage of invested assets and the purchase price of such assets.

RESPONSE:

The disclosure in this bullet point and throughout the Form S-11 was changed to clarify that the Company’s business manager could recommend investments in an attempt to increase its fees because the fees paid to it are based upon a percentage of the Company’s invested assets and, in certain cases, the purchase price for these assets.

9.             We note your response to comment 17 that your dealer manager, which is your affiliate, and any soliciting dealer may purchase shares to reach the minimum.  Please revise the cover page, summary and throughout to clarify that your affiliated dealer manager and soliciting dealers, who will receive compensation depending on the success of the offering, may purchase shares in order to reach the required minimum.  Please clarify that investors should not expect that the sale of shares to reach the minimum, indicates that such sales have been made to investors who have no financial or other interest in the offering, or who otherwise are exercising independent investment discretion.

RESPONSE:

Although the Company’s dealer manager and any soliciting dealer may, to the extent permitted under NASD regulations, purchase shares of common stock in the offering, those purchases will not be counted toward satisfying the minimum offering threshold.  The same is true for purchases by the Company’s officers, directors and affiliates.  We have further clarified the “How does a ‘best efforts’ offering work?” and “After I subscribe for shares, can I change my mind and withdraw my money?” questions accordingly.  This same disclosure also has been added to the first full paragraph in the “Plan of Distribution – General” section.

10.          As a related matter, please disclose whether the dealer manager and soliciting dealer will purchase their shares under the same terms and conditions as other participants in the offering.  State also whether the dealer manager and soliciting dealer will be purchasing shares for investment purposes or with a view toward distribution.

RESPONSE:

 The “Plan of Distribution – Compensation We Will Pay for the Sale of Our Shares” section explains that the Company will not pay selling commissions, marketing contributions or due diligence expense allowances in connection with the initial sale of common stock to the Company’s dealer manager or any of its directors, officers, employees or affiliates; however, the discount on any subsequent sales of common stock to these entities or individuals may not exceed five percent.  This section of the Form S-11 also explains that the seven percent reallowable selling commission will not be paid in connection with the initial sale of common stock to soliciting dealers and any of their respective directors, officers, employees and affiliates; however, the discount on any subsequent sales of common stock to these entities or individuals may not exceed five percent.  In either case, the Company expects that any purchases of common stock by the Company’s dealer manager or any soliciting dealer will be made for investment purposes only.

11.          Supplementally, tell us what plans the dealer manager and soliciting dealer have regarding the resale of the shares acquired to meet the minimum threshold in the offering.  We note that the resale of any shares received by them other than as compensation for the services may require registration under the securities laws.

RESPONSE:

Shares purchased by the Company’s dealer manager and any soliciting dealer will not be counted toward satisfying the minimum offering threshold.  Please see our responses to Comments 9 and 10.

12.          We note your response to comment 19 that you have deleted the question in the Q&A section related to risks and have included this disclosure in the Summary.  Please note that since we view the Q&A section and the Summary section to be one section, the summary risk factor disclosure should appear no later than the second page of the summary.  Please revise.

RESPONSE:

The summary risk factor disclosure now begins on the first page of the Prospectus Summary.

13.          We note from your response to comment 22 that you have added disclosure that distributions will commence no later than 45 days after the sale of the minimum offering.  Please revise to disclose, if true, that such distributions may be a return of capital since, as you disclose in the risk factors, delays could occur in locating suitable investments or if you acquire property prior to the start of construction, or at early stages of construction, it will typically take several months to complete constructions and rent available space.

RESPONSE:

We have expanded the “If I buy shares, will I receive distributions and, if so, how often?” question to clarify that distributions will be deemed a return of capital to the extent that the aggregate amount of cash distributed in any given year exceeds the amount of the Company’s “REIT taxable income” generated during the year.

Prior Performance of IREIC Affiliates – Page 57

14.          We note your response to previous comment 54.  Please expand your disclosure on page 57 to briefly describe how compensation paid to your sponsor, business manger and their affiliates in prior programs differs from compensation paid pursuant to the Inland American Real Estate Trust compensation agreement.

RESPONSE:

The disclosure in the “Prior Performance of IREIC Affiliates – Prior Investment Programs” section has been expanded to include the requested information.

15.          In your response to previous comment 53, please tell us how you determined that the net loss suffered in fiscal 2004 by Inland Retail Real Estate Trusts, Inc. is not a major adverse business development that should be disclosed to investors.  We note the significant increase in interest expense that resulted in a net loss for the program in its Form 10-K for the year ended December 31, 2004 and that 34 of your properties were damaged by hurricanes during the year.

RESPONSE:

The Company’s business manager does not consider either of these events to be a materially adverse business development given the size of Inland Retail’s asset portfolio.  According to Inland Retail’s Form 10-K, interest expense increased because the company began paying interest on funds borrowed to acquire properties in 2003 and 2004.  These activities are consistent with Inland Retail’s business plan as described in its Form 10-K.  The net loss recognized by Inland Retail is primarily attributable to one-time non-cash expenses incurred by the company as a result of the merger with its advisor and property managers on December 29, 2004.  Specifically, Inland Retail recorded approximately $144 million in “terminated contract costs” in connection with the merger.  The “Prior Performance of IREIC Affiliates” section of the Form S-11 includes a discussion of merger between Inland Retail and its advisor and property managers.

With respect to hurricane damage, Inland Retail estimated total repair and clean-up costs to be approximately $780,000, of which approximately $250,000 will be reimbursed by insurance coverage.  The Company does not consider these amounts to be material and, therefore, has not discussed hurricane damage incurred by Inland Retail in the Form S-11.

Appendix A

16.          We note the factors mentioned in response to previous comment 62 in determining which prior programs had investment objectives similar to yours.  Confirm our understanding that the stated investment objectives are exclusive to the programs disclosed in the tables.  It is not clear that these objectives do not apply to all prior programs.

RESPONSE:

The stated investment objectives are exclusive to the programs disclosed in the prior performance tables.

17.          We note your disclosure that the tables provide information concerning real estate programs sponsored by IREIC which have investment objectives similar to yours.  We further note from your response to comment 61 that you have provided information for a sponsor with no public track record.  Tables I and II seek information on your prior performance in the most recent three years.  Since you have not sponsored more than five programs with similar investment objectives in the last three years, you should include information for each prior program, whether public or non-public, even if the investment objectives for those programs are dissimilar.  Include similar information for Tables III and IV which require prior performance disclosure for the most recent five years.  Please note that as to the programs with dissimilar investment objectives those programs may be grouped together in tables I-IV.  Please revise or advise.

RESPONSE:

Per our telephone conversations, we have included appropriate prior performance disclosure for each prior program, whether public or non-public, sponsored by IREIC over the last three to five year period.  Prior performance data for the 1031 programs has been grouped together in Tables I through IV.

18.          Please supplementally tell us the nature of the items that make up each of operating expenses and program expenses in Table III.  In this connection, please confirm whether management fees and other fees paid to affiliates have been included in either of these expense items.

RESPONSE:

Operating expenses include property operating expenses such as real estate tax expense, insurance expense, property management fees, utilities, repairs, maintenance and any provisions for asset impairment.  Program expenses include advisor fees and general and administrative costs such as salaries, audit and tax services, D&O insurance, printing and postage. In 2004, program expenses also included one-time “terminated contract costs” incurred by Inland Retail as a result of the merger with its advisor and property managers.  As such, operating expenses and program expenses include management fees and other fees paid to affiliates of Inland Retail.  We have added two footnotes to Table III describing operating expenses and program expenses in more detail.

*              *              *

Please contact me if you have any questions regarding the foregoing.  Also, please advise whether the Staff has any additional comments to the Form S-11.  Kind regards.

Very truly yours,

SHEFSKY & FROELICH LTD.

/s/ Michael J. Choate
Michael J. Choate

cc:	Charito A. Mittelman (SEC)
Brenda G. Gujral
Roberta S. Matlin